HOLDINGS INC.

January 13, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Keira Nakada and Rufus Decker, Office of Trade & Services, Division of Corporation Finance

Re:    Torrid Holdings Inc.
    Form 10-K for the Fiscal Year Ended January 29, 2022
    Filed March 30, 2022
    Item 2.02 Form 8-K Filed December 8, 2022
    File No. 001-40571

Dear Ms. Nakada and Mr. Decker,

This letter sets forth the responses of Torrid Holdings Inc. (“we” or the “Company”) to the comments of the staff of the Division of Corporation Finance (“you” or the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter, dated January 6, 2023, with respect to the above-referenced Annual Report on Form 10-K and Current Report on Form 8-K. For the convenience of the Staff, we have reproduced in bold the text of the Staff’s comment, with the response of the Company immediately following such comment.

Form 10-K for the Fiscal Year Ended January 29, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Financial and Operating Metrics, page 33
1.Where you present adjusted EBITDA margin, also present its most directly comparable GAAP financial measure with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K. This comment also applies to your Forms 10-Q and 8-K.

Response:

The Company acknowledges the Staff’s comment. Beginning with our first quarter ending April 30, 2022, the Company no longer provides adjusted EBITDA margin in its filings on Forms 10-K, 10-Q and 8-K. In future periods, to the extent the Company determines to present adjusted EBITDA margin, it will present its most directly comparable GAAP financial measure with equal or greater prominence.
Signatures, page 95
2.Please ensure that your Forms 10-K are signed by the registrant, and on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer, and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D(2) of Form 10-K.

Response:

The Company acknowledges the Staff’s comment and will ensure that future Form 10-K filings are signed in accordance with General Instruction D(2) of Form 10-K.

Item 2.02 Form 8-K Filed December 8, 2022
Exhibit 99.1
Reconciliation of Net loss to Adjusted Net Income, page 8
3.Please revise your reconciliation to present income taxes as a separate adjustment with a clear explanation of how the income taxes adjustment was computed. Also, explain any differences between the revised remeasurement adjustments for incentive units reconciling item and the similarly-titled amount disclosed for the same period in Note 14 to the financial statements included in your Form 10-Q filed December 8, 2022. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(i)(B) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. The Company applied ASC 740-270, Interim Reporting, which prescribes the use of an estimated annual effective tax rate for calculating a tax provision for interim periods. Although there were no remeasurement adjustments for incentive units recorded during the three months ended October 30, 2021, the $151.2 million remeasurement adjustments for incentive units recorded during the six months ended July 31, 2021 were included in the annual effective tax rate applied to year-to-date pre-tax income and therefore had an impact on the provision for (benefit from) income taxes in all quarters during fiscal year 2021, including the three months ended October 30, 2021. The Non-GAAP Adjusted net income amount presented in the above referenced Form 8-K excluded the impact of these remeasurement adjustments for incentive units.

In future filings, we will revise the reconciliation of Net loss to Adjusted net income to separately present the reconciling item to show the add back of the as-reported provision for income taxes of $96.5 million, which considers the full year impact of the $151.2 million remeasurement adjustments for incentive units recorded through the six months ended July 31, 2021 (as reflected in Note 14 of the Form 10-Q filed December 8, 2022) and the non-GAAP Adjusted provision for income taxes that excludes the full year impact of the $151.2 million remeasurement adjustments for incentive units.

An example of the revised reconciliation that we will include in future filings, as applicable, utilizing amounts from the above referenced Form 8-K, is presented as follows:

The following table provides a reconciliation of Net loss to Adjusted net income for the period presented (in thousands, except per share data):

***

We appreciate your consideration of the responses provided herein and look forward to hearing from you. If you have any additional comments or questions concerning the above responses, please do not hesitate to contact the undersigned at LHarper@torrid.com.

Sincerely,
                            /s/ Lisa Harper
                            Name: Lisa Harper
                            Title: Chief Executive Officer and Director